CONFLICT MINERALS REPORT
(For the reporting period from January 1, 2017 to December 31, 2017)

INTRODUCTION

This Conflict Minerals Report (the “Report”) of Versum Materials, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2017 to December 31, 2017.

The Company is a global provider of solutions to the semiconductor and display industries with expertise in the development, manufacturing, transportation and handling of specialty materials such as high purity specialty process gas, cleaners and etchants, slurries, organosilanes and organometallics deposition films (the “Materials”), and chemical and gas delivery and distribution systems to support the delivery and management of the Materials (the “Equipment”). The Company employs expertise in molecular design and synthesis, purification, advanced analytics, formulation development and containers and delivery systems for the handling of these Materials to deliver solutions and critical process support to its customers in the semiconductor and display industries. These solutions and Equipment enable the safe and cost-efficient use of the Company’s Materials by the Company’s customers. The principal raw materials for the Equipment are subcomponents such as printed circuit boards, cable assemblies, and electrical connectors.

The Company’s supply chain is global and complex, with multiple tiers of suppliers between the Company and the original sources of tin, tungsten, tantalum or gold (collectively, “3TG”) used in its products. The Company typically does not have direct relationships with any mines, smelters or refiners who may be present in its supply chain. Therefore, the Company relies on its direct suppliers to provide it with information about the origin of the 3TG in the raw materials and components the Company uses in the manufacture of its products.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The Company evaluated its current Materials products and Equipment, and determined that certain materials and equipment it manufactured or contracted to manufacture in 2017 contained 3TG that was necessary to the functionality or production of those products. This Report relates specifically to those products: (a) for which any 3TG was necessary to the functionality or production of that product; (b) that were manufactured, or contracted to be manufactured, by the Company; and (c) for which the manufacture was completed during calendar year 2017 (the “Covered Products”).

REASONABLE COUNTRY OF ORIGIN INQUIRY

The Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TG contained in Covered Products had originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from a scrap or recycled source. Because the Company typically does not have direct relationships with any mines, smelters or refiners who may be present in its supply chain, the Company expects its direct suppliers to engage with their suppliers to gather the requested information. Accordingly, as part of its RCOI for 2017, the Company:

•	Reviewed each of its Materials products to determine whether they incorporated or used 3TG by conducting a review of the specifications and manufacturing process for each Materials product.

•
Reviewed its supply base and the materials, product components and assemblies they supplied for the Covered Products to identify those direct suppliers (“Suppliers of Concern”) that may possibly supply 3TG to it. Because of the large number of individual components in Equipment, the Company included all direct suppliers of Equipment and subcomponents, such as printed circuit boards, cable assemblies, and electrical connectors, as Suppliers of Concern.

•
Requested all Suppliers of Concern to provide it with a completed Responsible Minerals Initiative (“RMI”, formerly the Conflict-Free Sourcing Initiative which was founded in 2008 by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative) Conflict Mineral Reporting Template questionnaire (“CMRT”) disclosing whether their provided components and assemblies contained 3TG and, if so, the names of the smelters used to process the 3TG.

•	Contacted those Suppliers of Concern who did not promptly return a completed CMRT and encouraged them to respond, with a focus on the largest suppliers.

•	Reviewed responses received from Suppliers of Concern and requested additional information or clarifications, including without limitation information to the part number level, as deemed appropriate.

The Company identified 12 Suppliers of Concern for its Materials products, and all 12 provided a completed CMRT, a response rate of 100%. The Company identified 172 Suppliers of Concern for Equipment products, and 57 of those provided a completed CMRT or substantially equivalent information, a response rate of 33%.

Based on its completed RCOI described above, the Company’s overall conclusion is that certain of its necessary 3TG originated in a Covered Country and not from a scrap or recycled source.

The Company typically does not purchase 3TG directly from mines, smelters or refiners and therefore relies on its suppliers to provide information regarding the country of origin and chain of custody of the 3TG included in its products. The Company compiled this information based on the responses from our suppliers, and did not independently verify the provided information. As a downstream purchaser of 3TG, the Company’s due diligence measures can provide only reasonable, not absolute, assurances regarding the source of any 3TG in its products.

DUE DILIGENCE PROCESS

The Company’s supply chain due diligence measures were designed to conform, in all material respects, with the due diligence framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The five-step framework for risk based due diligence in the 3TG supply chain is:

1.	establish strong company management systems;

2.	identify and assess risks in the supply chain;

3.	design and implement a strategy to respond to identified risks;

4.	conduct an independent third party audit of supply chain due diligence at identified points in the supply chain; and

5.	report on supply chain due diligence.
The Company adopted a policy relating to 3TG (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy may be found at https://www.versummaterials.com/company/about-versum-materials/sustainability/. Key points of the Company’s policy include a commitment to strive for conflict free sourcing and the expectation that the Company’s suppliers do the same, the engagement of suppliers for information related to the sourcing of 3TG, the review of information received, and the application of the OECD Guidance.

For any product identified as sourced from the Covered Countries or any supplier the Company had reason to believe was sourcing from the Covered Countries, the Company conducted further due diligence on the supply chain. The Company’s due diligence included reliance on work conducted by the RMI, specifically the Responsible Minerals Assurance Process (formerly known as the Conflict-Free Smelter Program), which offers an independent, third-party audit that determines which smelters and refiners are “conflict-free” in line with current global standards.

The Company reviewed the completed CMRTs in order to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. If a supplier responded that it could not determine the source of the 3TG or that it does not source from the Covered Countries, no additional due diligence was performed. If a supplier did not respond to the request to complete the CMRT, the Company sent the supplier one or more additional requests to complete the CMRT. The Company continues to strive to improve its RCOI and due diligence processes by directly engaging suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of a line of sight to the source of 3TG in all of its products.

For both its Materials products and its Equipment products, the Company relies on the information the suppliers provide regarding 3TG. Likewise, the Company’s direct suppliers are reliant upon information provided by their suppliers. The Company uses the information suppliers provide to assess the potential supply chain risk and any potential adverse impact. The Company also used information gathered by industry associations with a presence in the Covered Countries to evaluate its supply chain risk and supply alternatives.

Materials Products

Following the RCOI process and review of the completed CMRTs, four suppliers of Materials products were identified whose necessary 3TG the Company knows or has reason to believe may have originated in a Covered Country. The company received CMRTs from 100% of its direct suppliers for Materials products.

Materials Products Smelter Findings – Smelters in Material Products Supply Chain

Smelter Name	Smelter CID No.	Metal	Smelter CFSI Status
Solikamsk Magnesium Works OAO	CID001769	Tantalum	Conformant
H.C. Starck Co., Ltd.	CID002544	Tantalum	Conformant
H.C. Starck GmbH Goslar	CID002545	Tantalum	Conformant
H.C. Starck Hermsdorf GmbH	CID002547	Tantalum	Conformant
H.C. Starck Inc.	CID002548	Tantalum	Conformant
H.C. Starck GmbH	CID002541	Tungsten	Conformant
H.C. Starck Smelting GmbH & Co.KG	CID002542	Tungsten	Conformant
H.C. Starck Ltd.	CID002549	Tantalum	Conformant
H.C. Starck Smelting GmbH & Co.KG	CID002550	Tantalum	Conformant
Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321	Tungsten	Conformant
Chenzhou Diamond Tungsten Products Co., Ltd.	CID002513	Tungsten	Conformant
Japan New Metals Co., Ltd.	CID000825	Tungsten	Conformant
Xiamen Tungsten Co., Ltd.	CID002082	Tungsten	Conformant
Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	Tungsten	Conformant
Global Tungsten & Powders Corp.	CID000568	Tungsten	Conformant
Malaysia Smelting Corporation (MSC)	CID001105	Tin	Conformant
PT Timah (Persero) Tbk Mentok	CID001482	Tin	Conformant
PT Stanindo Inti Perkasa	CID001468	Tin	Conformant
CV United Smelting	CID000315	Tin	Conformant
EM Vinto	CID000438	Tin	Conformant
Operaciones Metalurgical S.A.	CID001337	Tin	Conformant
PT Artha Cipta Langgeng	CID001399	Tin	Conformant
PT Babel Inti Perkasa	CID001402	Tin	Conformant
PT DS Jaya Abadi	CID001434	Tin	Conformant
PT Eunindo Usaha Mandiri	CID001438	Tin	Conformant
PT Mitra Stania Prima	CID001453	Tin	Conformant
PT Prima Timah Utama	CID001458	Tin	Conformant
PT Refined Bangka Tin	CID001460	Tin	Conformant
PT Stanindo Inti Perkasa	CID001468	Tin	Conformant
PT Tinindo Inter Nusa	CID001490	Tin	Conformant
Thaisarco	CID001898	Tin	Conformant
White Solder Metalurgica	CID002036	Tin	Conformant
CV Venus Inti Perkasa	CID002455	Tin	Conformant
PT Inti Stania Prima	CID002530	Tin	Conformant

Smelter Name	Smelter CID No.	Metal	Smelter CFSI Status
CV Ayi Jaya	CID002570	Tin	Conformant
Metallo-Chimique N.V.	CID002773	Tin	Conformant
PT Bangka Prima Tin	CID002776	Tin	Conformant
PT Sukses Inti Makmur	CID002816	Tin	Conformant
PT Menara Cipta Mulia	CID002835	Tin	Conformant
PT Sariwiguna Binasentosa	CID001463	Tin	Conformant
CV Dua Sekawan	CID002592	Tin	Conformant
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116	Tin	Conformant

When the Company determines that a Material Covered Product contains a conflict mineral that originated in a Covered Country, the Company takes additional steps to determine whether the smelters/refiners in its supply chain are purchasing from Conflict Free sources. In conducting its due diligence with respect to Covered Products, the Company contacts its suppliers to determine the origin of the 3TG contained in the supplier’s materials. If a supplier provides the name of a specific smelter that it believes is sourcing from Covered Countries, the Company conducts research to verify that the smelter used by the supplier is conformant with the protocols of the RMI Responsible Minerals Assurance Process.

Equipment Products

Following the RCOI process, 172 suppliers of Equipment products were identified whose components contained 3TG that was necessary to the functionality or production of those products. Because of the large number of individual components in Equipment, the Company included all direct suppliers of Equipment and subcomponents, such as printed circuit boards, cable assemblies, and electrical connectors, as Suppliers of Concern. Of the 172 total suppliers, the Company knows or has reason to believe that 24 suppliers provided components whose 3TG may have originated in a Covered Country. The Company received 57 (or 33%) completed CMRTs from these suppliers. Due to the relatively low response rate, the Company decided to focus on its largest Equipment suppliers based on the Company's annual spend with them. As a result, the response rate from these largest suppliers was higher than from the remainder of the Equipment suppliers. Eight (or 40%) of our twenty largest equipment suppliers completed surveys in 2017.

The Company’s Equipment products containing 3TG are typically assembled from a large number of generic components. Due to the complexity of these Equipment products, and the depth, breadth and turnover of Equipment supply chains, the Company has found it challenging to identify actors upstream from its direct suppliers. Given that the Company is further downstream in the supply chain than for its Materials products, the supply base for Equipment products is much broader and more complex. Many of the Company’s direct suppliers of Equipment products are not publicly traded on a United States exchange and thus are not subject to the Rule.

When the Company determined that an Equipment product contained 3TG that originated in a Covered Country, additional steps were taken to determine whether the smelters/refiners in its supply chain sourced from conflict free sources. In conducting its due diligence with respect to Covered Products, the Company contacted its supplier to determine the origin of the 3TG contained in the supplier’s products. The Company relies on information provided by its suppliers when determining the status of Equipment components. Both the number of suppliers and the number of smelters in the equipment supply chain is significantly greater than the number of smelters in the Materials products supply chain. In many cases, Equipment suppliers provide information on a company level basis, rather than on specific components, which makes it difficult to determine the origin of 3TG in specific components supplied to the Company. The Company was unable to determine if components supplied by most of its Equipment suppliers were conflict free. Therefore, the results of the Equipment supplier due diligence are inconclusive, and do not allow the Company to make a definitive statement on the conflict status of its Equipment products.

CONCLUSIONS

For 2017, some of the Company’s products contained necessary 3TG that originated in the Covered Countries and some for which the Company was unable to determine the origin.

FUTURE STEPS THE COMPANY INTENDS TO TAKE TO MITIGATE RISK

The Company will continue to work to improve its RCOI and due diligence processes by increasing direct engagement with suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of its ability to track 3TG in its supply chain. The Company intends to continue its focus on improving Equipment supplier responses. Due to the breadth and complexity of the Equipment supply chain, it may not be possible to have all of the Company’s Equipment suppliers verify the origin of the 3TG they use. Many of the Equipment suppliers do not have a legal requirement to report 3TG information, may not have a detailed understanding of the Company’s legal requirements, and may not have systems in place to obtain the requested supply chain information. In addition, in 2018 the Company intends to focus on offering education to those of its Equipment suppliers that are less familiar with the importance of conflict free sourcing.